Exhibit 21.1

List of Subsidiaries of Apollo IG Core Replacement, L.P. as of December 15, 2025

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Apollo IG Core Replacement Intermediate A, SPC	Cayman

Apollo IG Core Replacement Intermediate B, LLC	Delaware

Apollo IG Core Replacement Aggregator A, SPC	Cayman

Apollo IG Core Replacement Aggregator B, L.P.	Delaware

Apollo Total Return Fund – Investment Grade Lux Holdings S.à r.l	Luxembourg